Exhibit 99.2

GLIMCHER

Supplemental Information
For The Three and Twelve Months Ended December 31, 2004

GLIMCHER REALTY TRUST

Supplemental Information
For the Three and Twelve Months Ended December 31, 2004

TABLE OF CONTENTS

Quarterly Income Statement

(in thousands, except per share data)

| | Three Months Ended December 31, | | | | | |
| | 2004 | | | 2003 | | |
	As Reported	Discontinued Operations	Pre FAS 144	As Reported	Discontinued Operations	Pre FAS 144
Revenues:						
Minimum rents	$ 53,355	$ 57	$ 53,412	$ 48,315	$ 3,081	$ 51,396
Percentage rents	1,713	204	1,917	2,985	503	3,488
Tenant reimbursements	25,606	(1)	25,605	24,757	760	25,517
Out parcel sales	485	-	485	1,520	600	2,120
Other (See components below)	9,770	6	9,776	10,572	25	10,597
Total Revenues	90,929	266	91,195	88,149	4,969	93,118
Expenses:						
Property operating expenses	(18,843)	(57)	(18,900)	(19,593)	(441)	(20,034)
Real estate taxes	(9,727)	(24)	(9,751)	(8,814)	(616)	(9,430)
	(28,570)	(81)	(28,651)	(28,407)	(1,057)	(29,464)
Provision for credit losses	(1,376)	(1)	(1,377)	(1,938)	(70)	(2,008)
Other operating expenses	(1,555)	(3)	(1,558)	(2,336)	(69)	(2,405)
Cost related to sales of out parcels	(252)	-	(252)	(1,126)	(62)	(1,188)
Real estate depreciation and amortization	(19,427)	(10)	(19,437)	(16,800)	(804)	(17,604)
Non-real estate depreciation and amortization	(555)		(555)	(615)	(1)	(616)
General and administrative	(4,178)	(5)	(4,183)	(2,968)	(3)	(2,971)
Total Expenses	(55,913)	(100)	(56,013)	(54,190)	(2,066)	(56,256)
Operating Income	35,016	166	35,182	33,959	2,903	36,862
Interest income	50	3	53	55	1	56
Interest expense	(21,617)	-	(21,617)	(20,780)	(223)	(21,003)
Loan fee amortization	(593)	-	(593)	(1,207)	(40)	(1,247)
Equity in income of unconsolidated entities	-	-	-	469	-	469
Income before minority interest and discontinued operations	12,856	169	13,025	12,496	2,641	15,137
Minority interest in operating partnership	(771)	-	(771)	(711)	-	(711)
Income from continuing operations	12,085	169	12,254	11,785	2,641	14,426
Discontinued Operations:						
Loss on sales of properties	(2,151)	-	(2,151)	(1,650)	-	(1,650)
Gain on sales of assets	-	-	-	-	-	-
Income from operations	169	(169)	-	2,641	(2,641)	-
Net income	10,103	-	10,103	12,776	-	12,776
Preferred stock dividends	(4,359)	-	(4,359)	(4,274)	-	(4,274)
Issuance Costs write-off upon Series B Redemption	-	-	-	-	-	-
Net income available to common shareholders	$ 5,744	$ -	$ 5,744	$ 8,502	$ -	$ 8,502
Components of Other Revenue:						
Fee Income	$ 41	$ 6	$ 47	$ 487	$ -	$ 487
Specialty leasing and sponsorship income	7,960	-	7,960	7,078	25	7,103
Other	1,769	-	1,769	3,007	-	3,007
Total	$ 9,770	$ 6	$ 9,776	$ 10,572	$ 25	$ 10,597

YEAR-TO-DATE INCOME STATEMENTS - FAS 144

(in thousands, except per share data)

	Twelve Months Ended December 31,					
	2004			**2003**		
	As Reported	**Discontinued Operations**	**Pre FAS 144**	**As Reported**	**Discontinued Operations**	**Pre FAS 144**
Revenues:						
Minimum rents	$ 211,803	$ 8,567	$ 220,370	$ 178,596	$ 12,613	$ 191,209
Percentage rents	5,989	461	6,450	7,207	1,060	8,267
Tenant reimbursements	100,360	980	101,340	88,879	3,167	92,046
Out parcel sales	2,713	-	2,713	1,895	600	2,495
Other (see components below)	24,224	82	24,306	24,153	136	24,289
	345,089	10,090	355,179	300,730	17,576	318,306
Expenses:						
Property operating expenses	(77,982)	(1,215)	(79,197)	(71,528)	(2,366)	(73,894)
Real estate taxes	(37,481)	(859)	(38,340)	(32,321)	(2,105)	(34,426)
	(115,463)	(2,074)	(117,537)	(103,849)	(4,471)	(108,320)
Provision for credit losses	(5,896)	(345)	(6,241)	(7,397)	(1,605)	(9,002)
Other operating expenses	(6,891)	(180)	(7,071)	(7,199)	(142)	(7,341)
Cost related to sales of out parcels	(1,900)	-	(1,900)	(1,311)	(62)	(1,373)
Real estate depreciation and amortization	(74,623)	(2,470)	(77,093)	(61,263)	(3,425)	(64,688)
Non-real estate depreciation and amortization	(2,215)	-	(2,215)	(2,300)	(1)	(2,301)
General and administrative	(14,310)	(8)	(14,318)	(9,980)	(22)	(10,002)
Total Expenses	(221,298)	(5,077)	(226,375)	(193,299)	(9,728)	(203,027)
Operating Income	123,791	5,013	128,804	107,431	7,848	115,279
Interest income	239	6	245	208	5	213
Interest expense	(89,256)	(521)	(89,777)	(75,740)	(984)	(76,724)
Loan fee amortization	(4,338)	(45)	(4,383)	(4,739)	(64)	(4,803)
Equity in income of unconsolidated entities	3	-	3	2,456	-	2,456
Income before minority interest and discontinued operations	30,439	4,453	34,892	29,616	6,805	36,421
Minority interest in operating partnership	(2,906)	-	(2,906)	(1,703)	-	(1,703)
Income from continuing operations	27,533	4,453	31,986	27,913	6,805	34,718
Discontinued Operations:						
Gain on sales of properties	19,769	-	19,769	703	-	703
Impairment losses	-	-	-	(2,460)	-	(2,460)
Income from operations	4,453	(4,453)	-	6,805	(6,805)	-
Net income	51,755	-	51,755	32,961	-	32,961
Preferred stock dividends	(17,517)	-	(17,517)	(13,688)	-	(13,688)
Issuance Costs write-off upon Series B Redemption	(4,878)	-	(4,878)	-	-	-
Net income available to common shareholders	$ 29,360	$ -	$ 29,360	$ 19,273	$ -	$ 19,273
Components of Other Revenue:						
Fee Income	$ 94	$ 5	$ 99	$ 2,224	$ -	$ 2,224
Specialty leasing and sponsorship income	18,367	77	18,444	15,016	136	15,152
Other	5,763	-	5,763	6,913	-	6,913
Total	$ 24,224	$ 82	$ 24,306	$ 24,153	$ 136	$ 24,289

Note: Pre-FAS 144 column includes both continuing and discontinued operations. 2003 has been restated to reflect removal of true-up impact from prior years

CALCULATION OF FUNDS FROM OPERATIONS
and FFO PAYOUT RATIO
(in thousands, except per share data)

	2004					2003				
	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	12 mos **Dec. 31**
Funds from Operations:										
Net income available to common shareholders (as restated)	$ 760	$ 2,553	$ 20,303	$ 5,744	$ 29,360	$ 7,539	$ 280	$ 2,952	$ 8,502	$ 19,273
Real estate depreciation and amortization	20,551	18,783	18,322	19,437	77,093	15,167	15,450	16,467	17,604	64,688
Share of joint venture real estate depreciation and amortization	39	-	-	-	39	1,035	893	953	1,055	3,936
Minority interest in operating partnership	54	251	1,830	771	2,906	711	28	253	711	1,703
(Gain) loss on sales of properties	(3,194)	51	(18,777)	2,151	(19,769)	(189)	(2,203)	39	1,650	(703)
FFO	18,210	21,638	21,678	28,103	89,629	24,263	14,448	20,664	29,522	88,897
Restatement Impact	-	-	-	-	-	(5,400)	(4,600)	-	-	(10,000)
FFO - previously reported	$ 18,210	$ 21,638	$ 21,678	$ 28,103	$ 89,629	$ 18,863	$ 9,848	$ 20,664	$ 29,522	$ 78,897
Weighted average common shares outstanding - diluted	39,300	39,405	39,547	39,708	39,496	37,824	38,244	38,359	38,468	38,221
FFO per diluted share (as restated)	$ 0.46	$ 0.55	$ 0.55	$ 0.71	$ 2.27	$ 0.64	$ 0.38	$ 0.54	$ 0.77	$ 2.33
FFO per share before restatement impact	$ 0.46	$ 0.55	$ 0.55	$ 0.71	$ 2.27	$ 0.50	$ 0.26	$ 0.54	$ 0.77	$ 2.06
FFO per diluted share - After add back of 2004 preferred stock redemption costs	$ 0.58	$ 0.55	$ 0.55	$ 0.71	$ 2.39	$ 0.64	$ 0.38	$ 0.54	$ 0.77	$ 2.33

	2004					2003				
	3 mos **Mar. 31**	3 mos **June. 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**	3 mos **Mar. 31**	3 mos **June. 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	12 mos **Dec. 31**
FFO Payout Ratio:										
Dividend paid per common share/unit	$ 0.4808	$ 0.4808	$ 0.4808	$ 0.4808	$ 1.9232	$ 0.4808	$ 0.4808	$ 0.4808	$ 0.4808	$ 1.9232
FFO Payout ratio after add back of non-recurring issuance cost write off	82.9%	87.6%	87.7%	67.9%	80.6%	75.0%	127.3%	89.3%	62.6%	82.7%

EBITDA, OPERATING RATIOS and EARNINGS PER SHARE
(dollars and shares in thousands)

	2004					2003				
	3 mos Mar. 31	3 mos June 30	3 mos Sept. 30	3 mos Dec. 31	YTD Dec. 31	3 mos Mar. 31	3 mos June 30	3 mos Sept. 30	3 mos Dec. 31	YTD Dec. 31
Calculation of EBITDA:										
Net income	$ 10,077	$ 6,912	$ 24,663	$ 10,103	$ 51,755	$ 10,497	$ 3,239	$ 6,449	$ 12,776	$ 32,961
Interest expense (continuing and discontinued operations)	23,240	23,064	21,856	21,617	89,777	17,901	18,272	19,547	21,003	76,723
Loan fee amortization (continuing and discontinued operations)	1,010	2,088	692	593	4,383	1,243	1,370	943	1,247	4,803
Taxes (continuing and discontinued operations)	21	75	198	357	651	142	337	274	208	961
Depreciation and amortization (continuing and discontinued operations)	21,147	19,320	18,849	19,992	79,308	15,670	16,083	17,016	18,220	66,989
EBITDA	55,495	51,459	66,258	52,662	225,874	45,453	39,301	44,229	53,454	182,437
Minority Interest in operating partnership	54	251	1,830	771	2,906	711	28	253	711	1,703
(Gain)loss on sales of properties and properties held for sale and impairment charges	(3,194)	51	(18,777)	2,151	(19,769)	2,107	(2,203)	203	1,650	1,757
Adjusted EBITA	$ 52,355	$ 51,761	$ 49,311	$ 55,584	$ 209,011	$ 48,271	$ 37,126	$ 44,685	$ 55,815	$ 185,897
Operating Ratios:										
General and administrative / total revenues	3.3%	4.3%	4.3%	4.6%	4.1%	2.8%	3.8%	3.4%	3.4%	3.3%
Tenant reimbursements / (real estate taxes + property operating expenses)	86.6%	85.3%	86.2%	89.6%	86.9%	89.5%	79.8%	85.7%	87.2%	85.6%
Earnings per Share:										
Weighted average common shares outstanding - basic	35,130	35,501	35,574	35,614	35,456	34,335	34,533	34,900	35,039	34,704
Weighted average common shares outstanding - diluted	39,300	39,405	39,547	39,708	39,496	37,824	38,244	38,359	38,468	38,221
Earnings per share from continuing operations - basic	$ (0.10)	$ 0.01	$ 0.08	$ 0.21	$ 0.21	$ 0.22	$ (0.06)	$ 0.04	$ 0.22	$ 0.42
Discontinued operations and gain (loss) on sales of properties - basic	$ 0.12	$ 0.06	$ 0.49	$ (0.05)	$ 0.62	$ -	$ 0.07	$ 0.04	$ 0.03	$ 0.13
Earnings per share - basic	$ 0.02	$ 0.07	$ 0.57	$ 0.16	$ 0.83	$ 0.22	$ 0.01	$ 0.08	$ 0.24	$ 0.56
Earnings per share from continuing operations - diluted	$ (0.10)	$ 0.01	$ 0.07	$ 0.21	$ 0.20	$ 0.22	$ (0.06)	$ 0.04	$ 0.21	$ 0.42
Discontinued operations and gain (loss) on sales of properties - diluted	$ 0.12	$ 0.06	$ 0.49	$ (0.05)	$ 0.61	$ -	$ 0.07	$ 0.04	$ 0.03	$ 0.13
Earnings per share - diluted	$ 0.02	$ 0.07	$ 0.56	$ 0.16	$ 0.82	$ 0.22	$ 0.01	$ 0.08	$ 0.24	$ 0.55

SEGMENT REPORTING
(in thousands)

	For the three months ended December 31, 2004					For the twelve months ended December 31, 2004				
	Malls	**Community Centers**	**Corporate**		**Total**	**Malls**	**Community Centers**	**Corporate**		**Total**
Total revenues	$ 85,622	$ 4,292	$ 1,015	$	90,929	$ 324,868	$ 15,813	$ 4,408	$	345,089
Total operating expenses	49,755	1,925	4,233		55,913	196,401	8,299	16,598		221,298
Operating income (loss)	$ 35,867	$ 2,367	$ (3,218)	$	35,016	$ 128,467	$ 7,514	$ (12,190)	$	123,791
Equity in income (loss) of unconsolidated entities, net	$ -	$ -	$ -	$	-	$ 10	$ (7)	$ -	$	3
Net property and equipment	$ 1,705,792	$ 124,165	$ 5,341	$	1,835,298	$ 1,705,792	$ 124,165	$ 5,341	$	1,835,298
Total Assets	$ 1,787,692	$ 144,867	$ 14,465	$	1,947,024	$ 1,787,692	$ 144,867	$ 14,465	$	1,947,024

	For the three months ended December 31, 2003					For the twelve months ended December 31, 2003				
	Malls	**Community Centers**	**Corporate**		**Total**	**Malls**	**Community Centers**	**Corporate**		**Total**
Total revenues	$ 82,532	$ 4,031	$ 1,586	$	88,149	$ 283,962	$ 14,601	$ 2,167	$	300,730
Total operating expenses	48,620	2,292	3,278		54,190	175,634	6,451	11,214		193,299
Operating income (loss)	$ 33,912	$ 1,739	$ (1,692)	$	33,959	$ 108,328	$ 8,150	$ (9,047)	$	107,431
Equity in income of unconsolidated entities, net	$ 256	$ 213	$ -	$	469	$ 1,458	$ 998	$ -	$	2,456
Net property and equipment	$ 1,540,386	$ 171,755	$ 3,258	$	1,715,399	$ 1,540,386	$ 171,755	$ 3,258	$	1,715,399
Total Assets	$ 1,627,222	$ 184,323	$ 25,878	$	1,837,423	$ 1,627,222	$ 184,323	$ 25,878	$	1,837,423
Investment in unconsolidated entities	$ 5,995	$ 2,832	$ -	$	8,827	$ 5,995	$ 2,832	$ -	$	8,827

BALANCE SHEETS
(in thousands)

	2004				2003
	Mar. 31	**June. 30**	**Sept. 30**	**Dec. 31**	**Dec. 31**
Assets:					
Land	$ 315,341	$ 305,638	$ 305,257	$ 304,175	$ 258,151
Building, improvements and equipment	2,021,214	1,933,947	1,942,138	1,925,283	1,819,472
Developments in progress	20,731	21,015	20,920	21,182	18,123
	2,357,286	2,260,600	2,268,315	2,250,640	2,095,746
Less accumulated depreciation	427,873	420,901	438,220	435,821	396,739
Net property and equipment	1,929,413	1,839,699	1,830,095	1,814,819	1,699,007
Deferred Leasing Costs, net	20,760	18,372	18,840	18,889	16,392
Properties held for sale	-	80,267	-	1,590	-
Investment in and advances to unconsolidated entities	-	-	-	-	8,827
Net investment in real estate	1,950,173	1,938,338	1,848,935	1,835,298	1,724,226
Cash and cash equivalents	13,762	6,523	6,830	8,446	11,040
Restricted cash	17,588	14,627	16,421	16,330	20,476
Tenant accounts receivable, net	53,921	52,388	51,614	51,873	51,401
Deferred expenses, net	12,069	10,876	9,936	9,449	13,857
Prepaid and other assets	18,547	22,742	22,859	25,628	16,423
Total Assets	$ 2,066,060	$ 2,045,494	$ 1,956,595	$ 1,947,024	$ 1,837,423
Liabilities and Shareholders' Equity:					
Mortgage notes payable	$ 1,418,968	$ 1,403,620	$ 1,333,134	$ 1,328,604	$ 1,214,258
Mortgage notes payable associated with properties held for sale	-	14,449	-	-	-
Notes payable	82,800	78,000	64,000	74,000	80,800
Accounts payable and accrued expenses	54,401	51,238	57,198	53,892	55,691
Distributions payable	21,293	23,170	23,182	23,186	22,559
	1,577,462	1,570,477	1,477,514	1,479,682	1,373,308
Minority interest in partnership	26,172	26,616	25,094	23,520	22,176
Shareholders' Equity:					
Series B cumulative preferred stock	-	-	-	-	127,950
Series F cumulative preferred stock	60,000	60,000	60,000	60,000	60,000
Series G cumulative preferred stock	150,000	150,000	150,000	150,000	-
Common shares of beneficial interest	354	355	355	357	350
Additional paid-in capital	530,585	530,635	533,038	534,286	516,632
Distributions in excess of accumulated earnings	(278,021)	(292,567)	(289,373)	(300,786)	(261,766)
Other comprehensive income (loss)	(492)	(22)	(33)	(35)	(1,227)
Total Liabilities and Shareholders' Equity	$ 2,066,060	$ 2,045,494	$ 1,956,595	$ 1,947,024	$ 1,837,423

MARKET CAPITALIZATION, and DEBT COVERAGE RATIOS
(dollars and shares in thousands)

	2004					2003				2003
	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**
Share price (end of period)	$ 27.10	$ 22.12	$ 24.30	$ 27.71	$ 27.71	$ 19.20	$ 22.40	$ 21.07	$ 22.38	$ 22.38
Market Capitalization Ratio:										
Common shares outstanding	35,389	35,561	35,586	35,683	35,683	34,406	34,718	35,002	35,066	35,066
Operating Partnership units outstanding	3,563	3,563	3,563	3,474	3,474	3,279	3,243	3,017	2,969	2,969
Total common shares and units outstanding at end of period	38,952	39,124	39,149	39,157	39,157	37,685	37,961	38,019	38,035	38,035
Valuation - Common shares and operating partnership units outstanding	$ 1,055,599	$ 865,423	$ 951,321	$ 1,085,040	$ 1,085,040	$ 723,552	$ 850,326	$ 801,060	$ 851,223	$ 851,223
Valuation - Preferred stock	210,000	210,000	210,000	210,000	210,000	127,950	127,950	187,950	187,950	187,950
Total debt (end of period)	1,501,768	1,496,069	1,397,134	1,402,604	1,402,604	1,142,439	1,126,411	1,270,443	1,295,058	1,295,058
Total market capitalization	$ 2,767,367	$ 2,571,492	$ 2,558,455	$ 2,697,644	$ 2,697,644	$ 1,993,941	$ 2,104,687	$ 2,259,453	$ 2,334,231	$ 2,334,231
Debt / Market capitalization excluding joint ventures	54.3%	58.2%	54.6%	52.0%	52.0%	57.3%	53.5%	56.2%	55.5%	55.5%
Debt / Gross asset value excluding joint ventures (1)	60.2%	60.7%	58.3%	58.9%	58.9%	56.7%	56.7%	57.5%	58.0%	58.0%
Debt / Market capitalization including pro-rata share of joint ventures	54.3%	58.2%	54.6%	52.0%	52.0%	58.9%	55.4%	57.7%	56.9%	56.9%
Debt Coverage Ratios:										
Interest coverage ratio	2.3	2.2	2.3	2.6	2.3	2.7	2.0	2.3	2.7	2.4
(Adjusted EBITDA from page 4 / interest expense)										
Debt service coverage ratio	1.9	1.9	1.9	2.1	2.0	2.4	1.8	2.0	2.3	2.2
(Adjusted EBITDA / interest expense + scheduled principal payments)										

DEBT SCHEDULE
(dollars in thousands)

Mortgage Notes Payable:

Fixed Rate	Dec. 31 2004	Dec. 31, 2003	Interest Rates 2004	Interest Rates 2003	Interest Terms	Payment Terms	Balloon Pmt. at Maturity	Final Maturity
Montgomery Mall Associates, LP	$ 44,257	$ 44,909	6.79%	6.79%		(a)	$ 43,843	(d)
Weberstown Mall, LLC	19,383	19,617	7.43%	7.43%		(a)	$ 19,033	May 1, 2006
SAN Mall, LP	33,985	34,402	8.35%	8.35%		(a)	$ 32,615	(e)
Colonial Park Mall, LP	33,459	33,899	7.73%	7.73%		(a)	$ 32,033	(e)
Mount Vernon Venture, LLC	8,968	9,062	7.41%	7.41%		(a)	$ 8,624	February 11, 2008
Charlotte Eastland Mall, LLC	45,292	45,974	7.84%	7.84%		(a)	$ 42,302	(f)
Morgantown Mall Associates, LP	54,227	55,005	6.89%	6.89%		(a)	$ 50,823	(f)
Grand Central, LP	49,276	49,921	7.18%	7.18%		(a)	$ 46,065	February 1, 2009
Johnson City Venture, LLC	39,606	39,957	8.37%	8.37%		(a)	$ 37,026	June 1, 2010
Polaris Center, LLC	41,387	-	8.20%			(a)	$ 38,543	(g)
Ashland Venture, LLC	25,770	26,196	7.25%	7.25%		(a)	$ 21,817	November 1, 2011
Dayton Mall Venture, LLC	57,481	58,171	8.27%	8.27%		(a)	$ 49,864	(h)
Glimcher WestShore, LLC	98,275	99,658	5.09%	5.09%		(a)	$ 84,824	September 9, 2012
University Mall, LP	65,050	66,158	7.09%	7.09%		(a)	$ 52,524	(i)
PFP Columbus, LLC	146,631	-	5.24%	-		(a)	$ 124,572	April 11, 2013
LC Portland, LLC	137,285	139,120	5.42%	5.42%		(a)	$ 116,922	(j)
JG Elizabeth, LLC	163,827	-	4.83%	-		(a)	$ 135,194	June 8, 2014
MFC Beavercreek, LLC	112,423	113,874	5.45%	5.45%		(a)	$ 92,762	November 1, 2014
Glimcher SuperMall Venture, LLC	61,107	61,804	7.54%	7.54%		(a)	$ 49,969	(k)
Tax Exempt Bonds	19,000	19,000	6.00%	6.00%		(c)	$ 19,000	November 1, 2028
	1,256,689	916,727						
Variable Rate								
GM Olathe, LLC	30,000	-	4.40%	-	(l)	(b)	$ 30,000	June 9, 2006
EM Columbus, LLC	24,000	24,000	4.42%	3.15%	(m)	(b)	$ 24,000	January 1, 2007
Other Variable Rate Debt	15,593	15,816	(n)	(n)		(a) (b)	$ 15,463	(o)
	69,593	39,816						
Other								
Fair Value Adjustment - Polaris Center, LLC	2,322	-						
Extinguished Debt	-	257,715	-	(p)				
Total Mortgage Notes Payable	$ 1,328,604	$ 1,214,258						

(a) The loan requires monthly payments of principal and interest.

(b) The loan requires monthly payments of interest only.

(c) The loan requires semi-annual payments of interest only.

(d) The loan matures in August 2028, with an optional prepayment date in 2005.

(e) The loan matures in October 2027, with an optional prepayment date in 2007.

(f) The loan matures in September 2028, with an optional prepayment date in 2008.

(g) The loan matures in June 2030, with an optional prepayment date in 2010.

(h) The loan matures in July 2027, with an optional prepayment date in 2012.

(i) The loan matures in January 2028, with an optional prepayment date in 2013.

(j) The loan matures in June 2033, with an optional prepayment date in 2013.

(k) The loan matures in September 2029, with an optional prepayment date in 2015.

(l) Interest rate of LIBOR (capped by a derivative at 6.00%) plus 200 basis points until maturity .

(m) Interest rate of LIBOR plus 200 basis points.

(n) Interest rates ranging from LIBOR plus 195 to 250 basis points (4.34% to 4.78% at December 31, 2004 and 3.12% to 3.69% at December 31, 2003.)

(o) Final maturity dates ranging from May 2005 to August 2005.

(p) Interest rates ranging from 3.09% to 10.53% at December 31, 2003.

DEBT MATURITIES
(in thousands)

Description	Balance 12/31/2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015+
Fixed Rate												
Montgomery Mall Associates, LP	$ 44,257	$ 44,257	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Weberstown Mall, LLC	19,383	257	19,126	-	-	-	-	-	-	-	-	-
SAN Mall, LP	33,985	462	503	33,020	-	-	-	-	-	-	-	-
Colonial Park Mall, LP	33,459	484	523	32,452	-	-	-	-	-	-	-	-
Mount Vernon Venture, LLC	8,968	103	111	120	8,634							
Charlotte Eastland Mall, LLC	45,292	733	793	859	42,907	-	-	-	-	-	-	-
Morgantown Mall Associates, LP	54,227	846	907	972	51,502	-	-	-	-	-	-	-
Grand Central, LP	49,276	704	757	814	865	46,136	-	-	-	-	-	-
Johnson City Venture, LLC	39,606	392	427	464	496	549	37,278	-	-	-	-	-
Polaris Center, LLC	41,387	434	471	512	547	604	38,819	-	-	-	-	-
Ashland Venture, LLC	25,770	463	498	536	572	620	668	22,413	-	-	-	-
Dayton Mall Venture, LLC	57,481	764	831	903	969	1,066	1,159	1,260	50,529	-	-	-
Glimcher WestShore, LLC	98,275	1,471	1,549	1,631	1,703	1,807	1,902	2,003	86,209		-	-
University Mall, LP	65,050	1,205	1,294	1,390	1,481	1,604	1,723	1,851	1,977	52,525	-	-
PFP Columbus, LLC	146,631	2,192	2,311	2,437	2,548	2,708	2,855	3,011	3,155	125,414	-	-
LC Portland, LLC	137,285	1,960	2,070	2,187	2,290	2,439	2,577	2,722	2,856	118,184	-	-
JG Elizabeth, LLC	163,827	2,457	2,580	2,709	2,823	2,986	3,135	3,292	3,437	3,629	136,779	-
MFC Beavercreek, LLC	112,423	1,552	1,639	1,732	1,814	1,933	2,043	2,159	2,265	2,409	94,877	-
Glimcher SuperMall Venture, LLC	61,107	766	826	892	949	1,037	1,119	1,208	1,292	1,406	1,517	50,095
Tax Exempt Bonds	19,000	-	-	-	-	-	-	-	-	-	-	19,000
Total Fixed Rate Mortgages	1,256,689	61,502	37,216	83,630	120,100	63,489	93,278	39,919	151,720	303,567	233,173	69,095
Variable Rate												
Other Variable Rate Debt	15,593	15,593	-	-	-	-	-	-	-	-	-	-
EM Columbus, LLC	24,000	-	24,000	-	-	-	-	-	-	-	-	-
GM Olathe, LLC	30,000	-	30,000	-	-	-	-	-	-	-	-	-
Total Variable Rate Mortgages	69,593	15,593	54,000	-	-	-	-	-	-	-	-	-
Total Mortgage Notes Payable	1,326,282	77,095	91,216	83,630	120,100	63,489	93,278	39,919	151,720	303,567	233,173	69,095
Credit Facility	74,000	-	74,000	-	-	-	-	-	-	-	-	-
Total Notes Payable	74,000	-	74,000	-	-	-	-	-	-	-	-	-
Other												
Fair Value Adjustment Amortization - Polaris Center, LLC	2,322	428	428	428	428	428	182	-	-	-	-	-
Total Debt	$ 1,402,604	$ 77,523	$ 165,644	$ 84,058	$ 120,528	$ 63,917	$ 93,460	$ 39,919	$ 151,720	$ 303,567	$ 233,173	$ 69,095

PORTFOLIO STATISTICS

Portfolio Occupancy Statistics

Portfolio occupancy statistics by property type are summarized below:

	Occupancy (1) (2)				
Property Type	**12/31/2004**	**9/30/2004**	**6/30/2004**	**3/31/2004**	**12/31/2003**
Mall Anchors	93.7%	94.5%	94.9%	95.0%	94.5%
Mall Stores	88.5%	85.8%	86.4%	87.7%	89.6%
Total Mall Portfolio	91.8%	91.4%	91.8%	92.4%	92.7%
Community Center Anchors	67.9%	66.2%	79.4%	79.4%	78.1%
Community Center Stores	66.6%	69.1%	74.3%	74.7%	75.7%
Total Community Center Portfolio	67.6%	66.9%	78.1%	78.2%	77.5%

	Occupancy (1)	
Property Type	**12/31/2004**	**12/31/2003 (2)**
Total Mall Portfolio	91.8%	92.7%
Comparable Mall Portfolio	91.8%	92.7%
Total Community Center Portfolio	67.6%	77.5%
Comparable Community Center Portfolio	67.6%	74.3%

(1) Occupied space is defined as any space where a tenant is occupying the space or paying rent at the date indicated, excluding all tenants with leases having an initial term of less than one year.

(2) Occupancy statistics included in this table are based on the total Company portfolio which includes properties owned by Company and properties held in joint ventures.

PORTFOLIO STATISTICS

(continued)

Leasing Activity

The following table summarizes the new and rollover lease activity by type for the twelve months ended December 31, 2004:

Property Type	GLA Analysis			Average Annualized Base Rents			Portfolio
	New Leases	Rollover Leases	Total	New Leases	Rollover Leases	Total	Average
Mall Anchors	284,256	54,874	339,130	$ 6.97	$ 8.29	$ 7.18	$ 5.88
Mall Stores	289,983	406,988	696,971	$ 26.55	$ 26.68	$ 26.63	$ 24.71
Community Center Anchors	194,897	120,898	315,795	$ 3.21	$ 2.81	$ 3.05	$ 6.09
Community Center Stores	42,310	92,958	135,268	$ 8.07	$ 9.24	$ 8.87	$ 12.65

The following table summarizes the new and rollover lease activity and the comparative prior rents for the the twelve months ended December 31, 2004 for only those leases where the space was occupied in the previous 24 months.

Property Type	GLA Analysis			Average Annualized Base Rents						Percent
	New Leases	Rollover Leases	Total	New Leases	Prior Tenants	Rollover Leases	Prior Rent	Total New/Rollover	Total Prior Tenants/Rent	Change in Base Rent
Mall Anchors	224,494	54,874	279,368	$ 6.29	$ 3.60	$ 8.29	$ 9.36	$ 6.68	$ 4.73	41%
Mall Stores	132,247	400,678	532,925	$ 24.97	$ 23.46	$ 26.51	$ 24.73	$ 26.13	$ 24.42	7%
Community Center Anchors	26,012	120,898	146,910	$ 2.29	$ 4.98	$ 2.81	$ 3.98	$ 2.72	$ 4.15	-34%
Community Center Stores	16,220	91,958	108,178	$ 12.33	$ 14.49	$ 9.27	$ 8.25	$ 9.73	$ 9.18	6%

(1) This report excludes ground leases and development projects.

(2) Average rents per square foot for 2004 expirations are based on tenants in place at January 1, 2004.

MALL PORTFOLIO STATISTICS BY ASSET CATEGORY
as of December 31, 2004

MARKET DOMINANT	Property	Location	MSA Size	Average Mall Sales Per SF - 2004	Average Mall Sales Per SF - 2003	Total GLA	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 9/30/04	Mall Store Occupancy 12/31/2003	% of Mall Portfolio NOI (1)
	Jersey Gardens	Elizabeth, NJ	1	$ 418	$ 371	1,290,775	83.4%	79.7%	89.1%	
	Lloyd Center	Portland, OR	23	$ 369	$ 346	1,444,213	95.2%	92.3%	95.6%	
	Mall at Fairfield Commons	Dayton, OH	53	$ 366	$ 337	1,052,660	95.6%	95.9%	97.0%	
	Mall at Johnson City	Johnson City, TN	85	$ 365	$ 364	535,277	87.0%	86.1%	94.6%	
	Polaris Fashion Place	Columbus, OH	33	$ 358	$ 353	1,579,732	96.0%	95.2%	95.6%	
	Weberstown Mall	Stockton, CA	76	$ 381	$ 363	859,009	96.2%	94.5%	95.1%	
	WestShore Plaza	Tampa, FL	21	$ 442	$ 403	1,059,478	92.4%	92.5%	89.3%	
				$ 381	$ 363	7,821,144	92.1%	90.3%	95.5%	49%

TRADE AREA DOMINANT	Property	Location	MSA Size	Average Mall Sales Per SF - 2004	Average Mall Sales Per SF - 2003	Total GLA	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 9/30/04	Mall Store Occupancy 12/31/2003	% of Mall Portfolio NOI (1)
	Ashland Town Center	Ashland, KY	>100	$ 335	$ 328	441,761	97.3%	97.3%	98.1%	
	Colonial Park Mall	Harrisburg, PA	67	$ 328	$ 314	744,979	87.9%	86.1%	92.7%	
	Dayton Mall	Dayton, OH	53	$ 323	$ 327	1,308,251	89.5%	83.6%	88.7%	
	Eastland Mall (NC)	Charlotte, NC	34	$ 233	$ 240	1,064,773	91.0%	85.4%	84.7%	
	Grand Central Mall	Parkersburg, WV	>100	$ 296	$ 286	902,350	94.4%	91.5%	95.5%	
	Indian Mound Mall	Columbus, OH	33	$ 269	$ 272	556,496	76.4%	80.6%	82.4%	
	Morgantown Mall	Morgantown, WV	>100	$ 309	$ 299	540,422	92.3%	84.8%	83.9%	
	Northtown Mall	Minneapolis, MN	15	$ 365	$ 360	802,198	86.6%	88.2%	89.7%	
	River Valley Mall	Columbus, OH	33	$ 270	$ 260	571,958	95.9%	95.3%	93.0%	
	Supermall of the Great NW	Seattle, WA	13	$ 246	$ 235	942,234	78.8%	76.9%	81.9%	
	University Mall	Tampa, FL	21	$ 313	$ 305	1,316,801	89.0%	84.6%	89.8%	
				$ 298	$ 293	9,192,223	88.7%	86.1%	86.6%	42%

OPPORTUNISTIC	Property	Location	MSA Size	Average Mall Sales Per SF - 2004	Average Mall Sales Per SF - 2003	Total GLA	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 9/30/04	Mall Store Occupancy 12/31/2003	% of Mall Portfolio NOI (1)
	Almeda Mall	Houston, TX	10	$ 283	$ 261	797,543	90.6%	82.5%	99.3%	
	Eastland Mall (OH)	Columbus, OH	33	$ 268	$ 278	899,848	87.3%	87.4%	77.9%	
	Great Mall of the Great Plains	Kansas City, KS	26	$ 186	$ 176	810,234	76.2%	68.8%	73.0%	
	Montgomery Mall	Montgomery, AL	>100	$ 195	$ 185	726,727	69.7%	68.6%	90.2%	
	New Towne Mall	New Philadelphia, OH	>100	$ 245	$ 244	514,614	84.7%	74.8%	81.5%	
	Northwest Mall	Houston, TX	10	$ 213	$ 207	794,081	78.8%	76.3%	89.4%	
	Southside Mall	Oneonta, NY	>100	$ 301	$ 295	229,899	98.6%	98.6%	97.1%	
				$ 241	$ 224	4,772,946	79.6%	77.0%	83.4%	9%

(1) Based on 2004 Net Operating Income

SUMMARY OF SIGNIFICANT TENANTS
As of December 31, 2004

<u>**Tenants Representing > 1.0% of Total Portfolio Annualized Minimum Rent**</u>

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rent	% of Total Annualized Minimum Rent
Gap, Inc.	32	438,549	6,718,316	3.2%
Limited Brands, Inc.	57	324,108	6,025,112	2.9%
Foot Locker, Inc.	55	234,336	5,682,170	2.7%
Saks Incorporated	10	867,423	5,296,828	2.5%
Sterling Inc.	35	56,083	4,086,357	1.9%
JCPenney Company, Inc.	20	2,119,893	3,957,383	1.9%
Zales Corporation	44	42,703	3,040,762	1.4%
Burlington Coat Factory	7	425,249	2,666,468	1.3%
Regal Cinemas	7	246,293	2,479,791	1.2%
American Eagle Outfitters	18	99,579	2,368,672	1.1%
Finish Line, Inc.	20	112,015	2,361,245	1.1%
Luxottica Group	36	68,499	2,202,635	1.0%
Genesco Inc.	42	59,637	2,105,420	1.0%
Total tenants representing > 1.0%	383	5,094,367	48,991,159	23.3%
Total tenants in portfolio				100.0%

TOP 10 REGIONAL MALL TENANTS
As of December 31, 2004

Mall Stores (ranked by percent of total minimum mall rents)

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rents	% of Total Annualized Minimum Mall Rents
Limited Brands, Inc.	57	324,108	6,025,112	3.0%
Foot Locker, Inc.	55	234,336	5,682,170	2.9%
Gap, Inc. (1)	25	248,061	4,069,433	2.1%
Sterling Inc.	34	50,303	4,009,357	2.0%
Zales Corporation	44	42,703	3,040,762	1.5%
American Eagle Outfitters	18	99,579	2,368,672	1.2%
Finish Line, Inc.	20	112,191	2,361,245	1.2%
Luxottica Group	36	68,499	2,202,635	1.1%
Genesco, Inc.	42	59,637	2,105,420	1.1%
Regis Corporation	47	51,290	1,733,721	0.9%

Mall Anchors (ranked by total GLA)

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rents	% of Total Mall GLA
Sears, Roebuck & Co.	17	2,409,237	1,763,810	11.1%
JC Penney Company, Inc.	17	2,066,239	3,839,038	9.5%
Federated Department Stores	8	1,293,359	500,000	5.9%
May Department Stores	5	1,234,760	255,000	5.7%
Saks Incorporated	10	867,423	5,296,828	4.0%
Bon-Ton Department Stores, Inc.	8	844,588	1,937,774	3.9%
Dillard's	4	705,024	0	3.2%
Burlington Coat Factory	5	415,726	2,479,468	1.9%
Steve & Barry's University Sportswear	4	277,901	1,781,400	1.3%
Wal-Mart Stores, Inc.	2	264,734	1,341,846	1.2%

(1) Five Old Navy and one Gap Outlet store are excluded from the table due to classification of stores greater than 20,000 GLA as anchor stores. If these six anchor stores were included, Gap, Inc. would represent 3.2% of total mall minimum rents.

LEASE EXPIRATION SCHEDULE
As of December 31, 2004

Mall Portfolio

Lease Expiration Year	Number of Leases	Anchor Square Feet of GLA Expiring	Store Square Feet of GLA Expiring	Total Square Feet of GLA Expiring	Percent of Occupied GLA Represented by Expiring Leases	Anchor Annualized Base Rents Expiring	Store Annualized Base Rents Expiring	Total Annualized Base Rents Expiring	Anchor Annualized Base Rents/ Square Foot Expiring (1)	Store Annualized Base Rents/ Square Foot Expiring (1)	Percent of Annualized Base Rents Represented by Expiring Leases
2005	636	960,882	1,627,935	2,588,817	12.9%	$ 3,481,816	$ 29,118,652	$ 32,600,468	$ 4.40	$ 20.86	16.5%
2006	300	1,029,243	764,108	1,793,351	9.0%	5,392,813	16,035,687	21,428,500	$ 5.65	$ 23.79	10.8%
2007	243	629,671	640,390	1,270,061	6.3%	2,030,201	14,666,937	16,697,138	$ 3.22	$ 25.77	8.4%
2008	203	706,165	499,593	1,205,758	6.0%	2,873,684	13,062,583	15,936,267	$ 4.07	$ 27.46	8.1%
2009	240	1,482,640	669,209	2,151,849	10.8%	4,371,402	16,030,855	20,402,257	$ 4.90	$ 27.20	10.3%
Thereafter	804	8,282,195	2,717,824	11,000,019	55.0%	24,013,925	66,624,834	90,638,759	$ 7.53	$ 25.70	45.8%
	2,426	13,090,796	6,919,059	20,009,855	100.0%	$ 42,163,841	$ 155,539,548	$ 197,703,389	$ 5.88	$ 24.71	100.0%

Community Center Portfolio

Lease Expiration Year	Number of Leases	Anchor Square Feet of GLA Expiring	Store Square Feet of GLA Expiring	Total Square Feet of GLA Expiring	Percent of Occupied GLA Represented by Expiring Leases	Anchor Annualized Base Rents Expiring	Store Annualized Base Rents Expiring	Total Annualized Base Rents Expiring	Anchor Annualized Base Rents/ Square Foot Expiring (1)	Store Annualized Base Rents/ Square Foot Expiring (1)	Percent of Annualized Base Rents Represented by Expiring Leases
2005	39	51,912	115,994	167,906	9.9%	$ 207,260	$ 1,308,841	$ 1,516,101	$ 3.99	$ 11.28	11.9%
2006	19	23,600	65,217	88,817	5.2%	123,900	603,711	727,611	$ 5.25	$ 10.39	5.7%
2007	16	59,658	37,587	97,245	5.7%	375,860	428,652	804,512	$ 6.30	$ 11.40	6.3%
2008	10	22,518	39,310	61,828	3.7%	118,346	290,153	408,499	$ 5.26	$ 9.77	3.2%
2009	15	448,559	47,100	495,659	29.3%	1,403,901	625,930	2,029,831	$ 3.13	$ 13.29	16.0%
Thereafter	34	677,385	103,676	781,061	46.1%	5,592,108	1,613,970	7,206,078	$ 8.26	$ 16.70	56.8%
	133	1,283,632	408,884	1,692,516	100.0%	$ 7,821,375	$ 4,871,257	$ 12,692,632	$ 6.09	$ 12.65	100.0%

(1) The base rents per square foot calculation excludes outlot and ground leases that do not pay rents or pay nominal amounts for rents.

CAPITAL EXPENDITURES
(in thousands)

	for the three months ended December 31, 2004				for the three months ended December 31, 2003			
	Consolidated Properties		Joint Venture Share (1)	Total	Consolidated Properties		Joint Venture Share (1)	Total
New Developments	$	288	$ -	$ 288	$	42	$ -	$ 42
Redevelopment projects	$	4,454	$ -	$ 4,454	$	1,726	$ -	$ 1,726
Property Capital Expenditures:								
Tenant Improvements and Tenant Allowances:								
Anchor Replacement	$	1,041	$ -	$ 1,041	$	2,015	$ -	$ 2,015
Non-anchor replacement		1,297	-	1,297		1,380	108	1,488
Operational capital expenditures		1,206	-	1,206		2,044	178	2,222
Total Property Capital Expenditures	$	3,544	$ -	$ 3,544	$	5,439	$ 286	$ 5,725
Deferred Leasing Costs	$	463		$ 463	$	924		$ 924

	for the twelve months ended December 31, 2004				for the twelve months ended December 31, 2003			
	Consolidated Properties		Joint Venture Share (1)	Total	Consolidated Properties		Joint Venture Share (1)	Total
New Developments	$	850	$ -	$ 850	$	370	$ -	$ 370
Redevelopment projects	$	11,880	$ -	$ 11,880	$	2,394	$ -	$ 2,394
Property Capital Expenditures:								
Tenant Improvements and Tenant Allowances:								
Anchor Replacement	$	4,960	$ -	$ 4,960	$	3,190	$ -	$ 3,190
Non-anchor replacement		7,213	-	7,213		5,748	174	5,922
Operational capital expenditures		4,047	-	4,047		7,343	443	7,786
Total Property Capital Expenditures	$	16,220	$ -	$ 16,220	$	16,281	$ 617	$ 16,898
Deferred Leasing Costs	$	3,821		$ 3,821	$	5,082		$ 5,082

(1) Proportionate Share of Unconsolidated Entity's expenditures.

REDEVELOPMENT ACTIVITY
(dollars in thousands)

Project	Location	Total Project Cost	Cost Incurred as of 12/31/04	Planned Investments During 2005	Opening Date	Projected Initial Yield (1)	
Eastland Mall	Columbus, OH	$ 19,000	$ 3,200	$ 15,800	4Q-2005	5%	(2)
Dayton Mall	Dayton, OH	19,000	-	7,500	2006	13%	
Polaris Fashion Place	Columbus, OH	12,000	100	11,900	4Q-2005	15%	
Mall at Fairfield Commons	Dayton, OH	10,700	5,500	5,200	4Q-2005	9%	
Northtown Mall	Minneapolis, MS	5,500	1,900	3,600	3Q-2005	10%	
Grand Central Mall	Parkersburg, WV	3,000	100	2,900	3Q-2005	14%	
Montgomery Mall	Montgomery, AL	7,500	-	5,500	2006	10%	
Great Mall	Kansas City, KS	5,000	100	3,500	2006	10%	
Other Miscellaneous Projects		4,400	300	4,100			
Total Redevelopments and Expansions		$ 86,100	$ 11,200	$ 60,000			

(1) Represents projected return on current investment only (does not include internal allocation of land value)
(2) After the final phase of redevelopment, the Eastland Mall is projected to stabilize at an overall yield of 12%

RESTATEMENT IMPACT
Statement of Operations
For the years ending December 31, 2003, 2002 and 2001
(dollars in thousands)

	Twelve Months ended December 31, 2003			Twelve Months ended December 31, 2002			Twelve Months ended December 31, 2001		
	After Restatement	Restatement Impact	Before Restatement	After Restatement	Restatement Impact	Before Restatement	After Restatement	Restatement Impact	Before Restatement
Total revenues (1)	$ 300,730	$ -	$ 300,730	$ 247,243	$ (4,615)	$ 251,858	$ 222,843	$ (6,415)	$ 229,258
Total expenses (2)	193,299	(9,155)	202,454	158,902	(2,700)	161,602	149,822	-	149,822
Operating income	107,431	9,155	98,276	88,341	(1,915)	90,256	73,021	(6,415)	79,436
Interest expense, net	80,271	-	80,271	84,602	-	84,602	84,006	-	84,006
Equity in income of unconsolidated entities, net	2,456	313	2,143	2,466	(613)	3,079	1,515	(525)	2,040
Income before minority interest in operating partnership, discontinued operations, loss on sale of assets and cumulative effect of accounting change	29,616	9,468	20,148	6,205	(2,528)	8,733	(9,470)	(6,940)	(2,530)
Minority interest in operating partnership	1,703	861	842	2,084	(250)	2,334	2,849	(670)	3,519
Income from continuing operations	27,913	8,607	19,306	4,121	(2,278)	6,399	(12,319)	(6,270)	(6,049)
Discontinued operations:									
Gain (loss) on sales of properties and properties held for sale	703	-	703	15,756	-	15,756	(610)	-	(610)
Impairment losses	(2,460)	-	(2,460)	-	-	-	-	-	-
Income from operations	6,805	532	6,273	13,727	(372)	14,099	31,315	(160)	31,475
Income before cumulative effect of accounting change	32,961	9,139	23,822	33,604	(2,650)	36,254	18,386	(6,430)	24,816
Cumulative effect of accounting change	-	-	-	-	-	-	(116)	-	(116)
Net income	32,961	9,139	23,822	33,604	(2,650)	36,254	18,270	(6,430)	24,700
Less: Preferred stock dividends	13,688		13,688	11,833		11,833	15,777		15,777
Plus: Discount on redemption of preferred stock							22,440		22,440
Net income available to common shareholders	$ 19,273	$ 9,139	$ 10,134	$ 21,771	$ (2,650)	$ 24,421	$ 24,933	$ (6,430)	$ 31,363
(1) Revenue Restatement Impact by Revenue Category									
Tenant reimbursements	$ 88,879	$ -	$ 88,879	$ 72,469	$ (4,615)	$ 77,084	$ 61,967	$ (6,415)	$ 68,382
(2) Expenses Restatement Impact by Expense Category									
Provision for credit losses	$ 7,397	$ (9,155)	$ 16,552	$ 3,497	$ (2,700)	$ 6,197	$ 6,182	$ -	$ 6,182